SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 4, 2011

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒  Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on March 4, 2011 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/20110304/LTN20110304490.pdf, with respect to a board meeting to be held on March 28, 2011 for the purpose of considering and approving, among other things, the annual results of the Company for the year ended December 31, 2010 and the payment of the year-end dividend, if any.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: March 4, 2011

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DATE OF BOARD MEETING

The board (the “Board”) of directors of China Southern Airlines Company Limited (the “Company”) hereby announces that a Board meeting will be held on Monday, 28 March 2011 for the purposes of considering and approving, inter alia, the annual results of the Company for the year ended 31 December 2010 and the payment of final dividend, if any.

By Order of the Board
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
4 March 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.